SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549


                                    SCHEDULE 13G

                      Under the Securities Exchange Act of 1934


                                 (Amendment No. 2)*



                              Idexx Laboratories, Inc.

                                  (Name of Issuer)

                                    Common Stock

                           (Title of Class of Securities)

                                     45168D104

                                   (CUSIP Number)

                                 December 29, 2000

              (Date of Event Which Requires Filing of This Statement)


     Check the appropriate box to designate the rule pursuant to which this
     Schedule is filed:
     [X] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      1   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Capital Research and Management Company
          95-1411037

      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
          INSTRUCTIONS)                                                 (a)

                                                                         (b)

      3   SEC USE ONLY




      4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware


                   5   SOLE VOTING POWER

                       NONE


                   6   SHARED VOTING POWER
      NUMBER OF
        SHARES
                       NONE
     BENEFICIALL
      Y OWNED BY
                   7   SOLE DISPOSITIVE POWER
         EACH
      REPORTING
                       4,070,000
        PERSON
        WITH:

                   8   SHARED DISPOSITIVE POWER

                       NONE


      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,070,000   Beneficial ownership disclaimed pursuant to Rule 13d-4


      10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



      11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          12.3%


      12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IA

      1   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SMALLCAP World Fund, Inc.
          95-4253845

      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
          INSTRUCTIONS)                                                 (a)

                                                                         (b)

      3   SEC USE ONLY




      4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Maryland


                   5   SOLE VOTING POWER

                       2,181,300


                   6   SHARED VOTING POWER
      NUMBER OF
        SHARES
                       NONE
     BENEFICIALL
      Y OWNED BY
                   7   SOLE DISPOSITIVE POWER
         EACH
      REPORTING
                       NONE
        PERSON
        WITH:

                   8   SHARED DISPOSITIVE POWER

                       NONE


      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,181,300


      10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



      11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          6.6%


      12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IV




     CUSIP: 45168D104                                                Page 3 of 9







      1   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Growth Fund of America, Inc.
          52-0792143

      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
          INSTRUCTIONS)                                                 (a)

                                                                         (b)

      3   SEC USE ONLY




      4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Maryland


                   5   SOLE VOTING POWER

                       1,700,000


                   6   SHARED VOTING POWER
      NUMBER OF
        SHARES
                       NONE
     BENEFICIALL
      Y OWNED BY
                   7   SOLE DISPOSITIVE POWER
         EACH
      REPORTING
                       NONE
        PERSON
        WITH:

                   8   SHARED DISPOSITIVE POWER

                       NONE


      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,700,000


      10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



      11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          5.1%


      12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IV

                         SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC 20549

                                    Schedule 13G
                      Under the Securities Exchange Act of 1934


     Amendment No. 2

     Item 1(a)   Name of issuer:
            Idexx Laboratories, Inc.

     Item 1(b)   Address of issuer's principal executive offices:
            One Idexx Drive
            Westbrook, ME  04092

     Item 2(a)   Name of person(s) filing:
            Capital Research and Management Company, SMALLCAP World Fund, Inc. and The Growth Fund of America, Inc.

     Item 2(b)   Address or principal business office or, if none, residence:
            333 South Hope Street
            Los Angeles, CA  90071

     Item 2(c)   Citizenship:   N/A

     Item 2(d)   Title of class of securities:
            Common Stock

     Item 2(e)   CUSIP No.:
            45168D104

     Item 3 If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filings is a:
            (d)   [X]   Investment Company registered under section 8 of the
                 Investment Company Act of 1940 (15 U.S.C. 80a-8).
            (e)    [X]   An investment adviser in accordance with section
                 240.13d-1(b)(1)(ii)(E).

     Item 4   Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            See pages 2 to 4

            (a)    Amount beneficially owned:
            (b)    Percent of class:
            (c)    Number of shares as to which the person has:
            (i)    Sole power to vote or to direct the vote:
            (ii)   Shared power to vote or to direct the vote:
            (iii)  Sole power to dispose or to direct the disposition of:
            (iv)   Shared power to dispose or to direct the disposition of:

            Capital Research and Management Company, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 is deemed to be the beneficial owner of 4,070,000 shares or 12.3% of the 33,207,000 shares of Common Stock believed to be outstanding as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

            SMALLCAP World Fund, Inc., an investment company registered under the Investment Company Act of 1940, which is advised by Capital Research and Management Company, is the beneficial owner of 2,181,300 shares or 6.6% of the 33,207,000 shares of Common Stock believed to be outstanding.

            The Growth Fund of America, Inc., an investment company registered under the Investment Company Act of 1940, which is advised by Capital Research and Management Company, is the beneficial owner of 1,700,000 shares or 5.1% of the 33,207,000 shares of Common Stock believed to be outstanding.

     Item 5 Ownership of 5 percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [ ]

     Item 6   Ownership of More than 5% on Behalf of Another Person: N/A

     Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.: N/A

     Item 8   Identification and Classification of Members of the Group:  N/A

     Item 9   Notice of Dissolution of Group:  N/A

     Item 10   Certification

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.













     CUSIP: 45168D104                                                Page 6 of 9






        Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



             Date:          February 9, 2001


             Signature:     *Paul G. Haaga, Jr.

             Name/Title:    Paul G. Haaga, Jr., Executive Vice
                            President

                            Capital Research and Management Company


             Date:          February 9, 2001


             Signature:     *Vincent P. Corti

             Name/Title:    Vincent P. Corti, Vice President

                            SMALLCAP World Fund, Inc.


             Date:          February 9, 2001


             Signature:     *Paul G. Haaga, Jr.

             Name/Title:    Paul G. Haaga, Jr., Senior Vice President

                            The Growth Fund of America, Inc.




             *By

                    James P. Ryan
                    Attorney-in-fact

                    Signed pursuant to a Power of Attorney dated December 19, 2000 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Research and Management Company on February 9, 2001 with respect to 3COM Corporation.















     CUSIP: 45168D104                                                Page 7 of 9


                                      AGREEMENT

                                   Los Angeles, CA
                                  February 9, 2001


       Capital Research and Management Company ("CRMC"), SMALLCAP World Fund, Inc. ("SCWF"), The Growth Fund of America, Inc. ("GFA") hereby agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934 (the "Act") in connection with their beneficial ownership of Common Stock issued by Idexx Laboratories, Inc.

       CRMC, SCWF, GFA state that they are each entitled to individually use
     Schedule 13G pursuant to Rule 13d-1(c) of the Act.

       CRMC, SCWF, GFA are each responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but are not responsible for the completeness or accuracy of the information concerning the others.



                      CAPITAL RESEARCH AND MANAGEMENT COMPANY

                      BY:              *Paul G. Haaga, Jr.

                                        Paul G. Haaga, Jr., Executive
                                        Vice President
                                        Capital Research and Management
                                        Company


                      SMALLCAP WORLD FUND, INC.

                      BY:              *Vincent P. Corti

                                        Vincent P. Corti, Vice
                                        President
                                        SMALLCAP World Fund, Inc.


                      THE GROWTH FUND OF AMERICA, INC.

                      BY:              *Paul G. Haaga, Jr.

                                        Paul G. Haaga, Jr., Senior Vice
                                        President
                                        The Growth Fund of America,
                                        Inc.


     *By

          James P. Ryan
          Attorney-in-fact

          Signed pursuant to a Power of Attorney dated December 19, 2000 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Research and Management Company on February 9, 2001 with respect to 3COM Corporation.